July 31, 2018

Anthony McKiernan
Chief Financial Officer
MBIA INC
1 Manhattan Road
Suite 300
Purchase, NY 10577

       Re: MBIA INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-09583

Dear Mr. McKiernan:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Adjusted Book Value, page 36

1. Please provide us an analysis that provides insight into the numerator amount for which the per share amounts of book value of the MBIA Corp. legal entity and net unearned premium revenue are based. Reference for us where in your financial statements these amounts are disclosed. With respect to book value of the MBIA Corp. legal entity, tell us why book value is an add in the GAAP to non-GAAP reconciliation and whether and to what extent it represents VIE assets and liabilities that are consolidated as disclosed in
      Note 4 to your financial statements. With respect to net unearned premium revenue, tell us
 Anthony McKiernan
MBIA INC
July 31, 2018
Page 2
         why this amount would not be impacted by expected loss to be expensed. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-
3679 with any questions.

FirstName LastNameAnthony McKiernan
Comapany NameMBIA INC
                                                           Division of
Corporation Finance
July 31, 2018 Page 2                                       Office of Healthcare
& Insurance
FirstName LastName